Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259554

PROSPECTUS SUPPLEMENT NO. 5

To Prospectus dated September 27, 2021

AEYE, INC.

Up to 68,139,193 Shares of Common Stock

Up to 166,666 Warrants

Up to 7,833,332 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement (this “Supplement”) supplements the prospectus dated September 27, 2021, which is part of a registration statement on Form S-1 (File No. 333-259554) relating to (i) the resale of 64,232,845 shares of Common Stock by certain of the selling securityholders named in the Prospectus (the “Selling Securityholders”), (ii) the issuance by us and resale of 3,885,268 shares of Common Stock upon the exercise of options to purchase Common Stock and 21,080 shares of Common Stock upon the settlement of outstanding RSUs, and (iii) the issuance by us of up to 7,833,332 shares of Common Stock upon the exercise of outstanding warrants to purchase Common Stock (the “Warrants”). The Prospectus also relates to the resale of up to 166,666 of our outstanding Warrants originally issued in a private placement in connection with the initial public offering of CF Finance Acquisition Corp. III by the holders thereof. We will not receive any proceeds from the sale by the Selling Securityholders of the securities offered by them described in the Prospectus, although we will receive the proceeds from any exercise of any Warrants for cash.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Form 8-K filed with the Securities and Exchange Commission on January 18, 2022.

This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. This Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement.

Our Common Stock and Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “LIDR” and “LIDRW,” respectively. On January 14, 2022, the closing price of our Common Stock was $3.42 per share and the closing price of our Warrants was $0.57 per Warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements.

Our business and investment in our Common Stock and Warrants involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement is January 18, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2022

AEYE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39699	37-1827430
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)

One Park Place, Suite 200, Dublin, California	94568
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (925) 400-4366

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	LIDR	The Nasdaq Stock Market LLC
Warrants to receive one share of Common Stock	LIDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 17, 2022 (the “Appointment Date”), the Board of Directors (the “Board”) of AEye, Inc. (the “Company”) appointed Sue Zeifman, effective immediately, as a Class I director, which term will expire at the 2022 annual meeting of stockholders. In conjunction with this appointment, the Board approved an increase in the size of the Board from seven to eight members, effective as of the Appointment Date.

Ms. Zeifman has been appointed to serve as a member of the newly established Marketing Committee of the Board.

Ms. Zeifman has no family relationships with any of the Company’s directors or executive officers and she is not a party to any transactions of the type listed in Item 404(a) of Regulation S-K.

As a director of the Company, Ms. Zeifman will receive cash compensation at the rate of $50,000 per year paid in quarterly installments. In addition, Ms. Zeifman was awarded a one-time new director grant of restricted stock units (“RSUs”), as of the Appointment Date, having a market value of $350,000 with the number of RSUs being calculated using the average of the closing prices of the Company’s common stock as reported on the NASDAQ exchange over the five trading days preceding the Appointment Date and vesting over a three-year period. As a member of the Marketing Committee, Ms. Zeifman will receive compensation at the rate of $25,000 and 2,500 RSUs per calendar quarter.

The Company will enter into its standard form of indemnification agreement with Ms. Zeifman, consistent with the form of indemnification agreement the Company has executed with each of the Company’s directors.

Item 7.01	Regulation FD Disclosure.

On January 18, 2022, the Company issued a press release (the “Press Release”) announcing that the Company had appointed Ms. Zeifman to the Board. A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information provided in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statement and Exhibits.

(d)       Exhibits.

Exhibit Number	Description

99.1	Press release dated January 18, 2022

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AEye, Inc.

Dated: January 18, 2022
	By:	/s/ Andrew S. Hughes
Andrew S. Hughes
Senior Vice President, General Counsel & Corporate Secretary